Exhibit 99.3

30 April 2023

Dear Shareholder,

2023 ANNUAL GENERAL MEETING

Mobilicom Limited (the Company) advises that the 2023 Annual General Meeting of the shareholders of the Company is scheduled to be held by virtual technology via Zoom on Wednesday 31 May 2023 at 9.00am (Melbourne time) (“the Meeting”).

Hard copies of the Notice of the 2023 Annual General Meeting are not being mailed to shareholders. The Notice of the 2023 Annual General Meeting can be viewed, accessed and downloaded via the following direct link to the ASX announcements platform of the Company: https://www2.asx.com.au/markets/trade-our-cash-market/announcements.mob

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 9.00am (Melbourne time) on 29 May 2023. A personalised proxy form is enclosed. Proxies can be lodged in accordance with the instructions on the personalised proxy form enclosed with this letter. Shareholders who attend the meeting and have not lodged their proxy form prior to the meeting will be provided an opportunity to participate and vote at the meeting.

If you wish to attend the meeting and cast your vote during the meeting, please follow the steps below to login, vote and participate:

Step 1:	Visit https://web.lumiagm.com/305-399-437 on your desktop or mobile device

Step 2:	Enter username (Voting Access Code – ‘VAC’) - this can be located on your proxy form.

Step 3:	Enter your postcode registered to your holding if you are an Australian securityholder. If you are an overseas securityholder select the country of your registered holding from the drop-down list

Step 4:	Accept the Terms and Conditions and click ‘Continue’.

Arrangements will be made for direct voting by way of a poll at the virtual Meeting by shareholders, proxies, corporate representatives and holders of powers of attorney as described above. The Company strongly recommends shareholders lodge a directed proxy as soon as possible in advance of the meeting even if they are planning to attend the meeting online.

In addition, the Company is happy to accept and answer questions submitted at least two business days prior to the Meeting by email to the Company Secretary at justin@jmcorp.com.au. The Company will address relevant questions during the meeting or by written response after the Meeting (subject to the discretion of the Company not to respond to unreasonable and/or offensive questions).

If it becomes necessary or appropriate to make alternative arrangements to those set out above and in the Notice of the 2023 Annual General Meeting the Company will announce the alternative arrangements to ASX. Shareholders are encouraged to check for announcements of the Company at the ASX website through the link provided above.

The Company thanks shareholders for their ongoing support.

For and on behalf of the Board:

Justin Mouchacca

Company Secretary

Mobilicom Limited

Level 21, 459 Collins Street

Melbourne, Victoria, 3000